UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #7

Under the Securities Exchange Act of 1934
PC Mall, Inc.
(Name of Issuer)
COMMON STOCK, $.001 pare value
(Title of Class of Securities)
69323K100
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	69323K100

1	NAME OF REPORTING PERSON Value Fund Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		241,473

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		241,473

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

SCHEDULE 13D

CUSIP NO.	69323K100

1	NAME OF REPORTING PERSON Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		241,473

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		241,473

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

SCHEDULE 13D

CUSIP NO.	69323K100

1	NAME OF REPORTING PERSON Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		241,473

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		241,473

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

241,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 69323K100	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.001 par value (the “Common Stock”) of PC Mall, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2555 West 190th Street, Suite 201, Torrance, California 90504.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Value Fund Advisors, LLC (“VFA”), Boston Avenue Capital, LLC (“Boston”) and Charles M. Gillman (“Gillman”) (the “Reporting Persons”). VFA is the general manager of Boston. Gillman is the manager of VFA.
The principal business office address for each of the Reporting Persons is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103.
The principal business of Boston is business investment. The principal business of VFA is investment management. The principal occupation of Gillman is managing various investment entities.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
VFA and Boston are organized under the laws of the State of Oklahoma. Gillman is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
Not applicable.
Item 4. Purpose of Transaction
Not applicable.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s latest Form 10-Q filed August 14, 2007, there were 12,493,477 shares of Common Stock issued and outstanding as of August 9, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 241,473 shares of Common Stock (approximately 1.9%) of the Issuer. VFA, as general manager of Boston, and Gillman, as manager of VFA, may also be deemed to beneficially own the 241,473 shares of Common Stock (approximately 1.9%) of the Issuer held by Boston.
As the manager of VFA, which serves as general manager to Boston, Gillman has sole voting and investment power of the Common Stock held by Boston.
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of the Common Stock held by Boston.

CUSIP NO. 69323K100	SCHEDULE 13D
c) Since the Reporting Persons’ most recent filing of Schedule 13D, Boston sold the following shares of Common Stock in the open market:

Trade Date	Quantity	Price Per Share
8/29/2007	48,816	$12.21
8/30/2007	20,820	$12.17
8/31/2007	22,896	$12.23
9/4/2007	11,670	$12.15
9/6/2007	3,400	$12.10
9/7/2007	2,398	$12.11
9/24/2007	94,467	$14.31
9/25/2007	55,737	$13.96
9/26/2007	11,305	$14.37
9/27/2007	38,941	$14.74
10/1/2007	13,875	$15.70
10/2/2007	24,754	$15.75
10/3/2007	11,492	$15.62
10/4/2007	37,913	$15.81
10/5/2007	91,523	$16.73
10/8/2007	76,208	$17.96
(d) Not applicable.
(e) Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 4, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 9, 2007

Value Fund Advisors, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

CUSIP NO. 69323K100	SCHEDULE 13D

Boston Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman